# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Horizon Quantum Holdings Ltd., CIK 0002088256
CUSIP: Y4000A102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 29 MEDIA CIRCLE #05-22, Singapore, Singapore (U0), 138565
Date of event which requires filing of this statement: 03/19/2026
Filed by CIK 0001824920
Persons authorized to receive notices and communications: Paul T. Dacier, 4505 Campus Drive, College Park, Maryland (MD), 20740, (301) 298-7997

## Reporting persons
- IonQ, Inc. (CIK 0001824920): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,230,118; shared voting power 0; sole dispositive power 4,230,118; shared dispositive power 0; aggregate amount beneficially owned 4,230,118 (13.3% of the class)
  Comment: Note to Row 13: Based on 31,833,549 Class A Ordinary Shares issued and outstanding as of March 20, 2026 according to the Form 20-F filed by Horizon Quantum Holdings Ltd. (the "Issuer") on March 25, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Horizon Quantum Holdings Ltd.
Address of issuer's principal executive offices: 29 MEDIA CIRCLE #05-22, Singapore, Singapore (U0), 138565

## Item 2. Identity and Background
Name of person filing: IonQ, Inc. (the "Reporting Person")
Residence or business address: The address of the principal office of the Reporting Person is 4505 Campus Drive, College Park, Maryland 20740.
Present principal occupation or employment: The Reporting Person is a quantum platform company. The Reporting Person is publicly traded on the New York Stock Exchange under the ticker symbol "IONQ."
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is incorporated in Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person purchased the reported securities from cash on hand pursuant to a Subscription Agreement (as amended, the "Subscription Agreement") and letter agreement (as amended, the "Side Letter"), each dated December 4, 2025 and by and among the Reporting Person, the Issuer, dMY Squared Technology Group, Inc. (the "SPAC") and Horizon Quantum Computing Pte. Ltd. ("Horizon Computing"), entered into in connection with the Issuer's business combination (the "De-SPAC Transaction"), consummated on March 19, 2026, pursuant to the Business Combination Agreement, dated as of September 9, 2025, by and among the Issuer, Horizon Holdings, Horizon Computing, Rose Acquisition Pte. Ltd. And Horizon Merger Sub 2, Inc. The Subscription Agreement was amended on March 6, 2026 and the Side Letter was amended on March 9, 2026. No portion of the consideration was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the reported securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 6 is incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the reported securities for investment purposes. Subject to the terms of, including the rights and obligations contained in, the Subscription Agreement and the Side Letter, as further described in Item 6, the Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board of Directors of the Issuer (the "Issuer Board"), current and anticipated future price levels of the Issuer's securities, the relative attractiveness of alternative business and investment opportunities and other general economic and market conditions, the Reporting Person may in the future take such actions with respect to its investment as it considers appropriate, which may include, without limitation:

- communicating with the Issuer's management and the Issuer Board, including any member thereof and other securityholders of the Issuer and other relevant parties;
- exercising the Reporting Person's right under the Side Letter to designate a member of the Issuer Board;
- acquiring additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) or disposing of some or all such securities then owned by the Reporting Person from time to time, in each case, in the open market or in privately negotiated transactions;
- proposing, considering or participating in a merger, reorganization, take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares or other extraordinary corporate transaction, including pursuant to the Reporting Person's right of first notification provided for in the Side Letter;
- security offerings and/or stock repurchases by the Issuer;
- sales or acquisitions of assets or businesses;
- changes to the capitalization or dividend policy of the Issuer;
- other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Issuer Board; or
- monitoring the commercial arrangement between the Issuer and the Reporting Person.

To facilitate its consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D, although the Reporting Person, at any time and from time to time, may review, reconsider and change such position and/or change its purpose and/or develop such plans and may seek to influence management of the Issuer or the Issuer Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving the Class A Ordinary Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Subscription Agreement

In connection with the De-SPAC Transaction, the Reporting Person entered into the Subscription Agreement pursuant to which, among other things, the Reporting Person is entitled to certain rights, including the right to demand that that the Issuer file a registration statement or request that its shares be covered by a registration statement. The terms and provisions of the Subscription Agreement are described more fully in the Issuer's Form 20-F dated March 19, 2026 (the "Form 20-F"), and the above summary is qualified by reference to such description and the full text of the Subscription Agreement and the amendment thereto, which are filed as Exhibits 1 and 2 to this Schedule 13D and are incorporated herein by reference.

Side Letter

In connection with the De-SPAC Transaction and the execution of the Subscription Agreement, the Reporting Person entered into the Side Letter, which, among other things, provides the Reporting Person with the right to designate a member of the Issuer Board and a right of first notification over certain transactions, in each case subject to the Reporting Person maintaining certain ownership thresholds in the Issuer. The terms and provisions of the Side Letter are described more fully in the Form 20-F and the above summary is qualified by reference to such description and the full text of the Side Letter and the amendment thereto, which are filed as Exhibits 3 and 4 to this Schedule 13D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.6 to the Issuer's Registration Statement on Form F-4 (File No. 333-292737)).
https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T2024

Exhibit 2 - Amendment to PIPE Subscription Agreement (incorporated by reference to Exhibit 4.8 to the Issuer's Form 20-F (File No. 001-43203)).
https://www.sec.gov/Archives/edgar/data/2088256/000121390026034058/ea028290801ex4-8.htm

Exhibit 3 - Letter Agreement, dated December 4, 2025, by and among dMY Squared Technology Group, Inc., Horizon Quantum Computing Pte. Ltd., Rose Holdco Pte. Ltd., and IonQ, Inc. (incorporated by reference to Exhibit 10.7 to the Issuer's Registration Statement on Form F-4 (File No. 333-292737)).
https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T2025

Exhibit 4 - Amendment to Letter Agreement, dated March 9, 2026, by and among dMY Squared Technology Group, Inc., Horizon Quantum Computing Pte. Ltd., Horizon Quantum Holdings Ltd., and IonQ, Inc. (incorporated by reference to Exhibit 4.16 to the Issuer's Form 20-F (File No. 001-43203)).
https://www.sec.gov/Archives/edgar/data/2088256/000121390026034058/ea028290801ex4-16.htm

## Signatures
- IonQ, Inc.: /s/ Paul T. Dacier, Paul T. Dacier, Chief Legal Officer and Corporate Secretary (04/01/2026)